CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN REPLACED IN THIS LETTER AS FILED WITH EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE LETTER FILED SEPARATELY WITH THE COMMISSION FOR EASE OF IDENTIFICATION.

October 18, 2018

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Keira Nakada

Re:                             Adaptimmune Therapeutics plc

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 15, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 2, 2018

File No. 001-37368

Dear Ms. Nakada and Mr. Wyman:

Adaptimmune Therapeutics plc (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 28, 2018 (the “Comment Letter”) with regards to the Company’s Annual Report on Form 10-K for the period ended December 31, 2017 filed with the Commission on March 15, 2018 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Commission on August 2, 2018 (the “Form 10-Q”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold and italics followed by the Company’s response.

1.        Please describe and quantify for us the development, transition and commercialization milestones under the GSK collaboration not received as of June 30, 2018. Separately identify those that you have included partially or fully in transaction price and your rationale for inclusion.

Background

The Company entered into the GSK Collaboration and License Agreement, as amended (the “GSK Agreement”) in May 2014 regarding the development, manufacture and commercialization of TCR therapeutic candidates. The collaboration is for up to five programs, the first being the NY-ESO SPEAR T-cell program and the second the PRAME SPEAR T-cell program.

In September 2017, GSK exercised its option to obtain an exclusive license (the “NY-ESO License”) to research, develop, and commercialize the Company’s NY-ESO SPEAR T-cell therapy program and the first tranche ($26.6 million or £20 million) of the option exercise payment became payable to the Company. In connection with the option exercise, in September 2017 the GSK Agreement was amended to, among other things, include a detailed transition plan identifying the steps needed to complete transition of the Investigational New Drug Application (IND) process with the Food and Drug Administration (FDA) for the NY-ESO SPEAR T-cell program to GSK, including, but not limited to, transferring of data, management of samples, transfer of materials and transfer of the ongoing clinical trials.  The transition activities were substantially completed as of June 30, 2018 and the IND for the NY-ESO SPEAR T-cell program transferred to GSK on July 23, 2018.

As of July 23, 2018, GSK assumed full responsibility for all development, manufacturing and commercialization activities for the NY-ESO SPEAR T-cell program including progression of the NY-ESO SPEAR T-cell into further clinical trials.  The NY-ESO License commenced in the third quarter of 2018 once the transition was completed and all amounts due upon transition had been paid.

In relation to the second target nominated by GSK (PRAME) and any further targets they nominate, the Company will be responsible for taking the SPEAR T-cell program through preclinical testing and transitioning a preclinical data package to GSK. GSK is responsible for the IND filing itself. As such the transition of future programs is expected to be substantially different and simpler than the transition of the NY-ESO program.

Description and quantification of the development, transition and commercialization milestones under the GSK collaboration not received as of June 30, 2018.

As of June 30, 2018, the GSK Agreement consisted of multiple performance obligations, including:

•                  the development and transition of the NY-ESO SPEAR T-cell program to GSK;

•                  the NY-ESO License; and

•                  the pre-clinical development of a second target, PRAME.

The development, transition and commercialization milestones under the GSK collaboration not received as of June 30, 2018 were as follows:

a.              Multiple small-dollar amount activity-based transition milestones of up to $16.9 million, which were payable on completion of the transition of the NY-ESO SPEAR T-cell program to GSK. None of these milestones were dependent upon the results of clinical trials or regulatory approval;

b.              The remaining tranche ($13.2 million or £10 million) of the option exercise fee, which was payable on completion of the transition of the NY-ESO SPEAR T-cell program to GSK;

c.               One small-dollar amount pre-clinical development milestone for the PRAME program and, if GSK were to exercise their option over the PRAME program, an option exercise fee of less than $10 million;

d.              Development and regulatory milestones dependent on the nature of the product that GSK further develops, the indication relevant to any product and the territory in relation to which the milestone is achieved (as further set out in Schedule 1); and

e.               Commercial milestones based on the indication and the territory (as further set out in Schedule 1) and mid-single to low double-digit royalties on worldwide net sales.

The Company advises the Staff that each of the activity-based transition milestones referred to in “a.” above, represents a small dollar amount relating to small activities within the overall transition plan.  Specifically they are not milestones that required regulatory approval or required significant decisions or actions by third parties. Each milestone involves amounts that are not material to the Company or to the GSK Agreement itself. Accordingly, the Company believes that disclosing these milestones in a disaggregated manner with additional details regarding the underlying events that triggered these milestones would not provide further benefit to investors.

We have previously disclosed in our Form 10-K on page F-20, that “The Company will also be entitled to further development and commercialization milestone payments based on achievement of specified milestones by GSK.  The Company is entitled to royalties from GSK on all GSK sales of TCR therapeutic products licensed under the GSK Collaboration and License Agreement, varying between a mid-single-digit percentage and a low-double-digit percentage of net sales. Sales milestones also apply once any TCR therapeutic covered by the GSK Collaboration and License Agreement is on the market.” We consider that additional description or disaggregation of the development and commercial milestones would not provide investors with useful information because:

•                  The Company does not consider the milestones are probable or will be achieved in the next several years and any further quantification or description may result in an incorrect expectation by investors that these amounts would become payable;

•                  The Company is not required by ASC 606 to disclose amounts which are not included in the transaction price and because these relate to the usage of licenses granted by the Company for its intellectual property to GSK would be subject to the sales and usage based royalty exception in ASC 606; and

•                  The Company has previously submitted applications to the Commission’s Division of Corporation Finance under Rule 406 and Rule 24b-2, as applicable, requesting confidential treatment for, among other provisions, the milestones under the GSK Agreement. Pursuant to Orders Granting Confidential Treatment dated May 6, 2015 (CF#32063; confidential treatment granted through April 27, 2025), March 28, 2016 (CF#3360; confidential treatment granted through March 18, 2026), November 22, 2017 (CF#35615; confidential treatment granted through November 2, 2027) and September 4, 2018 (CF#36576; confidential treatment granted through August 2, 2028), the Commission has granted these requests based on representations by the Company that the information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4). As set forth above, none of the time periods for which confidential treatment has been granted have expired. The Company continues to believe that public disclosure of specific milestone information under the GSK Agreement, which was heavily negotiated, would likely cause substantial harm to the Company’s competitive and negotiating position because the Company’s current and future collaboration partners, competitors and customers would have access to important details regarding the Company’s commercial arrangements with its most significant collaboration partner, thereby gaining valuable insight into the Company’s strategies, its bargaining position and other competitive strengths and weaknesses.

Identification of the milestones that were included partially or fully in transaction price and the rationale for inclusion.

As described on page 10 of the Form 10-Q, the Company has included the following milestones partially or fully in the transaction price because they were considered probable at June 30, 2018:

•                  Of the $16.9 million of activity-based milestones, $12.3 million were included in the transaction price (the remaining $4.6 million were not achieved and will not be payable); and

•                  The remaining tranche ($13.2 million or £10 million) of the option exercise fee. However, this payment was allocated to the performance obligation for the NY-ESO License, which was not recognized as revenue until the NY-ESO License commenced in the third quarter of 2018.

As described on page 10 of the Form 10-Q, the determination of whether a milestone is probable includes consideration of the following factors:

•                  Whether achievement of a development milestone is highly susceptible to factors outside the entity’s influence, such as milestones involving the judgment or actions of third parties, including regulatory bodies or the customer;

•                  Whether the uncertainty about the achievement of the milestone is not expected to be resolved for a long period of time;

•                  Whether the Company can reasonably predict that a milestone will be achieved based on previous experience; and

•                  The complexity and inherent uncertainty underlying the achievement of the milestone.

The activity-based transition milestones of $12.3 million and the option exercise fee of $13.2 million were considered probable because:

•                  There was limited uncertainty surrounding whether they would be achieved.  As of June 30, 2018, the activity-based transition milestones and remaining option exercise fee were contingent only upon the successful transition of the NY-ESO SPEAR T-cell program to GSK, which was 98.9% complete as of June 30, 2018 and the remaining activities were not complex or judgmental;

•                  There was anticipated to be a short-time period until the uncertainty would be resolved (the milestones were achieved on July 23, 2018, which was within 23 days of the period end); and

•                  The resolution of the uncertainty was within the Company’s control and did not rely on the actions of a third party, such as a regulatory body. Several milestones were partially dependent on GSK, however, due to the proximity to the transition date, there was limited uncertainty at June 30, 2018 surrounding the achievement of these milestones.

As of June 30, 2018, the Company did not consider it probable that any further development, regulatory or commercialization milestones will be received due to the significant uncertainties surrounding the development process.

2.              Please quantify for us the estimated future development periods at June 30, 2018 for the NY-ESO SPEAR T-cell program and the PRAME program.

At June 30, 2018, the Company estimated the future development period for the NY-ESO SPEAR T-cell program was six months.  As of June 30, 2018, the Company estimated that the transition of the NY-ESO SPEAR T-cell program would be substantially complete (99.8%) at the end of the third quarter of 2018, with the remaining logistical and administrative activities at the end of the third quarter consisting of activities such as shipment of samples and finalizing reports, expected to be a de minimis amount (totaling approximately $150,000). The Company respectfully refers the Staff to disclosures on page 15 of the Form 10-Q, which contains the following disclosure, “The IND for the NY-ESO program and the responsibility for the NY-ESO program transferred to GSK on July 23, 2018.  Therefore, management anticipates that the revenue allocated to NY-ESO program and the exclusive license to research, develop, and commercialize the Company’s NY-ESO SPEAR T-cell therapy program will be recognized in the third quarter of 2018.”

The estimated future development period for the PRAME program at June 30, 2018 was twelve months, which is also disclosed on page 15 of the Form 10-Q.  This estimate is revised each reporting period depending on the progress of the development and the revenue is recognized based on the revised estimated future development period.

3.              In your application of ASC 606 to the contract modification and amendment dated September 7, 2017, please provide us an analysis of your accounting treatment and how it complies with ASC 606-10-25-10 to 13.

The amendment to the GSK Agreement, dated September 7, 2017, amended the development plan for the NY-ESO SPEAR T-cell program to facilitate the option exercise and the transition of the program to GSK.

The Company respectfully advises the Staff that, as described on page 13 of the Form 10-Q, the Company has applied the practical expedient method for contracts that were modified before the adoption of ASU 2014-09 within ASC 606-10-65-1, which permits entities to not retrospectively restate the contract for those contract modifications in accordance with ASC 606-10-25-12 through 25-13.  Instead, the aggregate effect of all modifications that occurred before the adoption date has been reflected when:

a. Identifying the satisfied and unsatisfied performance obligations,

b. Determining the transaction price, and

c. Allocating the transaction price to the satisfied and unsatisfied performance obligations.

The Company considered the GSK Agreement, including all modifications as of January 1, 2018, when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price.

4.              Please address the following with respect to the GSK Collaboration and License Agreement:

•                  As disclosed on page 15, you allocated $39.59 million of the transaction price to the exclusive license but made no allocation to the option exercise. As disclosed on page 10, however, you allocated $39.8 million to the option exercise but made no allocation to the exclusive license. Explain to us these apparent inconsistencies.

The Company respectfully advises the Staff that on page 10 of the Form 10-Q, the Company describes the components of the transaction price, which are the upfront payments, milestone payments, the option exercise fee and the variable consideration. The Company is not, however, describing the allocation of the transaction price to the performance obligations in that part of the Form 10-Q. In addition, all milestones and option exercise fees under the GSK Agreement are denominated in pounds sterling and recorded by the Company’s UK subsidiary, which has a pounds sterling functional currency. These amounts are then translated into U.S. dollars for financial reporting purposes based on the exchange rate during the period or as of the date to which the disclosure relates. The option exercise fee received in September 2017 was $26,610,000 (£20,000,000 at the average exchange rate for September 2017 of £1/$1.3305) and the remaining option exercise fee, which was outstanding at June 30, 2018 was $13,198,000 (£10,000,000 at the closing exchange rate for June 30, 2018 of £1/1.3198). Therefore, the total amount of cash received and receivable in relation to the option fee as disclosed on page 10 of the Form 10-Q was $39,808,000.

On page 15 of the Form 10-Q, however, the Company is describing the allocation of the transaction price to the performance obligations, which includes the transition of the NY-ESO

SPEAR T-cell program to GSK, the development of a second target, PRAME, and the NY-ESO License.  In this part of the Company’s disclosure, the Company discloses the allocation of the total transaction price to the performance obligations that are unsatisfied (or partially satisfied) (i.e. included within deferred revenue at June 30, 2018 and therefore measured using the exchange rate at the end of the period).  The allocation of the total transaction price for the NY-ESO License was $39,590,000 (£30,000,000 of deferred revenue at the closing exchange rate for June 30, 2018 of £1/1.3198).

•                  On page 25, you state that recognition of revenue associated with the exclusive license occurs upon “transition of the NY-ESO SPEAR T-cell program,” which appears to have occurred on July 23, 2018. In this regard, you state that $39.6 million of revenue associated with the exclusive license will be recognized in the third quarter of 2018. On page 20, however, you also state that “certain transition activities remain ongoing and are subject to further amendment to the GSK Collaboration.” Explain to us more specifically your basis for recognizing these revenues in the third quarter of 2018 when this program does not appear to have been fully transitioned to GSK.

The Company respectfully advises the Staff that under the GSK Agreement, the IND application for NY-ESO and the responsibility for the NY-ESO SPEAR T-cell program transferred to GSK on July 23, 2018.  The latest amendment to the GSK Agreement was signed on July 20, 2018 before the transition occurred in order to facilitate the transfer of the IND. There is a de minimis amount of post-transition activity, such as shipment of samples and finalizing reports.  However, this does not impact GSK’s ability to use and benefit from the NY-ESO License.

The Company respectfully advises the Staff that, as described on page 10 of the Form 10-Q, the NY-ESO License is a separate and distinct performance obligation from the transition of the NY-ESO SPEAR T-cell program to GSK. GSK can benefit from the NY-ESO License once the IND has transferred to GSK.  As described on page 11 of the Form 10-Q, the Company recognizes these obligations over different time periods as described below:

•                  The Company satisfies the performance obligations relating to the transition of the NY-ESO SPEAR T-cell program over time and recognizes revenue based on an estimate of the percentage of completion of the project determined based on the costs incurred on the project as a percentage of the total expected costs.

•                  The Company has determined that the performance obligation relating to the NY-ESO License is recognized at a point-in-time, upon commencement of the NY-ESO License, which occurred in the third quarter of 2018 once the transition of the NY-ESO program was completed (as defined in the GSK Agreement) and all transition amounts due under the agreement were paid.

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (215) 825-9260.

Sincerely,

/s/ Adrian Rawcliffe
Adrian Rawcliffe, Chief Financial Officer
Adaptimmune Therapeutics plc

Cc:                             James Noble, Chief Executive Officer

Margaret Henry, Corporate Secretary

David S. Bakst (Mayer Brown LLP)

Charles Le Strange Meakin (KPMG)

SCHEDULE 1

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